Exhibit 2

Consolidated Balance Sheets
 (expressed in thousands of Canadian dollars)

	September 30 2007		December 31 2006

	(unaudited	)
ASSETS
Current Assets
Cash	$4,154		$3,153
Concentrate awaiting settlement, net – Note 3	83,076		82,050
Taxes recoverable	–		145
Inventories	17,124		14,164
Current portion of crushed and broken ore stockpiles	7,603		7,134
Other assets	2,578		2,602

	114,535		109,248
Mining interests, net	121,366		146,617
Mine restoration deposit	8,151		8,041
Crushed and broken ore stockpiles	380		289
Deferred financing costs – Note 10	–		962

	$244,432		$265,157

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$15,616		$21,526
Advance purchase facility – Note 9 (a)	3,990		–
Taxes payable	11		–
Future mining tax liability	190		149
Current portion of obligations under capital leases	1,689		2,104
Current portion of convertible notes payable – Note 4	27,997		22,148
Current portion of long-term debt – Note 5	5,950		6,662
Kaiser Francis credit facility	–		5,827

	55,443		58,416
Mine restoration obligation	8,792		8,211
Obligations under capital leases	2,257		4,111
Convertible notes payable – Note 4	5,296		23,062
Long-term debt – Note 5	5,460		10,992
Future mining tax liability	559		381

	77,807		105,173
Shareholders' Equity
Common share capital and common share purchase warrants – Note 6	363,640		339,743
Equity component of convertible notes payable, net of issue costs – Note 4	8,779		12,336
Contributed surplus – Note 6 (e)	5,162		1,269
Deficit	(210,956)		(193,364)

Total shareholders' equity	166,625		159,984

	$244,432		$265,157

Commitments – Notes 1 and 9.

Consolidated Statements
of Operations and Deficit
 (expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006

Revenue from metal sales – before pricing adjustments	$42,674	$38,704	$156,429	$99,758
Pricing adjustments – commodities	237	2,927	6,957	10,445
Pricing adjustments – foreign exchange	(6,419)	(200)	(13,960)	(1,761)

Revenue from metal sales – Note 8	36,492	41,431	149,426	108,442

Operating expenses
Production costs, excluding amortization and asset retirement costs	28,845	30,305	94,535	82,905
Smelter treatment, refining and freight costs	5,510	3,999	16,505	10,950
Amortization	12,201	9,004	36,032	20,139
Administrative	1,695	1,462	5,712	5,225
Exploration expense	2,933	2,576	6,959	7,259
Loss on disposal of equipment	–	–	–	194
Asset retirement costs	173	134	850	389

Total operating expenses	51,357	47,480	160,593	127,061

Loss from mining operations	(14,865)	(6,049)	(11,167)	(18,619)

Other expenses (income)
Interest on long-term debt, capital leases and convertible notes payable	944	1,503	3,648	3,621
Foreign exchange loss (gain)	(3,170)	74	(8,151)	(600)
Accretion expense relating to convertible notes payable – Note 4	3,144	3,692	10,656	6,152
Interest expense	127	–	883	–
Interest income	(62)	(146)	(332)	(609)
Deferred financing costs	175	223	616	882

Total other expenses	1,158	5,346	7,320	9,446

Loss before taxes	(16,023)	(11,395)	(18,487)	(28,065)
Recovery for income and resource taxes	(1,990)	(148)	(895)	(1,352)

Loss for the period	(14,033)	(11,247)	(17,592)	(26,713)
Deficit, beginning of period	(196,923)	(174,721)	(193,364)	(159,255)

Deficit, end of period	$(210,956)	$(185,968)	$(210,956)	$(185,968)

Loss per share
Basic	$(0.25)	$(0.21)	$(0.32)	$(0.51)

Diluted	$(0.25)	$(0.21)	$(0.32)	$(0.51)

Weighted average number of shares outstanding
Basic	55,226,870	52,754,112	54,289,652	52,448,659

Diluted	55,226,870	52,754,112	54,289,652	52,448,659

Consolidated Statements of Cash Flows
 (expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006

Cash provided by (used in)
Operations
Loss for the period	$(14,033)	$(11,247)	$(17,592)	$(26,713)
Operating items not involving cash
Accretion expense relating to convertible notes payable	3,144	3,692	10,656	6,152
Amortization	12,201	9,004	36,032	20,139
Amortization of deferred financing costs	175	223	616	378
Interest settled in shares on convertible notes	427	547	2,008	942
Accrued interest on mine restoration deposit	–	–	(110)	(84)
Unrealized foreign exchange (gain) loss	3,679	(33)	7,088	(559)
Asset retirement costs	173	134	850	389
Future income tax recovery	(1,990)	(139)	(895)	(1,269)
Write-off of deferred financing costs	–	–	–	504
Stock based compensation and employee benefits	292	535	1,317	1,418
Loss on disposal of equipment	–	–	–	194

	4,068	2,716	39,970	1,491
Changes in non-cash working capital – Note 7	5,375	(3,364)	(25,015)	(29,706)

	9,443	(648)	14,955	(28,215)

Financing Activities
Advances (settlements) under purchase facility	(4,878)	–	3,990	–
Issuance of common shares	–	33	5,703	3,953
Repayment of long-term debt	(1,496)	(1,611)	(10,538)	(4,906)
Repayment of obligations under capital leases	(480)	(555)	(1,562)	(1,730)
Mine restoration deposit	–	–	–	(600)
Issuance of convertible notes	–	–	–	41,037
Increase in long term debt and credit facility	–	–	–	2,311
Deferred financing costs	–	–	–	(2,364)

	(6,854)	(2,133)	(2,407)	37,701

Investing Activities
Additions to mining interests	(2,940)	(4,072)	(11,547)	(15,156)

Increase (decrease) in cash and cash equivalents	(351)	(6,853)	1,001	(5,670)
Cash and cash equivalents, beginning of period	4,505	16,214	3,153	15,031

Cash and cash equivalents, end of period	$4,154	$9,361	$4,154	$9,361

Notes to the Consolidated Financial Statements
 for the nine months ended September 30, 2007
(expressed in thousands of Canadian dollars except share, per share, and per ounce amounts and metal prices)
(unaudited)

1.  NATURE OF OPERATIONS

North American Palladium Ltd. ("NAP" or "the Company") is a Canadian company in the business of exploring and mining Platinum Group Metals ("PGMs") and certain base and precious metals. Its operating mine is the Lac des Iles mine located in the Thunder Bay District in Ontario, Canada. The Company also has base metal exploration projects located in Canada and an advanced PGM exploration project located in Finland in which it is earning an interest under an agreement signed on March 24, 2006 to form a joint venture. The Company operates in one operating segment, mining.

The Company's financial position and operating results are directly affected by the market price of the PGMs in relation to the Company's production costs. The prices of PGMs (palladium, platinum) and by-product metals (nickel, gold and copper) fluctuate widely and are affected by numerous factors beyond the Company's control.

Arctic Platinum Project

On March 24, 2006, the Company signed a framework agreement with subsidiaries of Gold Fields Limited to earn a 60% interest in certain mineral interests in Finland known as the Arctic Platinum Project ("APP"). The agreement is subject to a back-in right in favour of Gold Fields which, if exercised, would decrease the Company's interest to 50% less one share. The APP includes several advanced-stage platinum group metal (PGM) projects. In order to earn the 60% interest and become the project operator, the Company must incur US$12,500 in approved expenditures, complete a feasibility study, make a production decision, and pay Gold Fields up to US$45,000 (for a 60% interest) through the issuance of the Company's common shares (approximately 9.2 million shares) on or before August 31, 2008. As at September 30, 2007, the Company has incurred $9,821 (US$9,782) in expenditures on the APP and these costs have been charged to exploration expense.

Shebandowan Project

On December 3, 2003, the Company entered into an option and joint venture agreement with Inco Limited on the Haines-Conacher property which surrounds the past producing Shebandowan mine. The agreement was subsequently amended March 31, 2006 to include the mine. The nickel-copper-PGM Shebandowan Project is located approximately 100 km southwest of the Lac des Iles mine. Successive diamond drilling programs in 2005 and 2006 were carried out on three relatively shallow mineralized zones known as the West, Road and "D" zones. A Technical Report in compliance with National Instrument 43-101 disclosing the results of a mineral resource estimate by an independent Qualified Person was filed on October 26, 2007.

2.  BASIS OF PRESENTATION

These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures are included in the Company's audited annual consolidated financial statements included in the Company's annual report to shareholders for the year ended December 31, 2006. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2006.

3.  CONCENTRATE AWAITING SETTLEMENT

The value of concentrate awaiting settlement represents the value of platinum group metals and base metals from production shipped to and received by a third-party smelter between January 2007 and September 2007, which are in-process at the balance sheet date, net of refining and smelter treatment charges. At September 30, 2007, concentrate awaiting settlement included 125,226 ounces of palladium

(December 31, 2006 – 129,496 ounces). Concentrate awaiting settlement is revalued and adjusted at each reporting period to reflect changes in metal prices and foreign exchange rates. All of the concentrate awaiting settlement is being processed by one domestic customer at September 30, 2007.

4.  CONVERTIBLE NOTES PAYABLE

	September 30, 2007	December 31, 2006

Series I convertible notes (principal amount US$23.3 million, maturing August 1, 2008)	$22,077	$32,048
Series II convertible note (principal amount US$12.0 million, maturing December 1, 2008)	11,500	13,162

	33,577	45,210
Less: transaction costs	(284)	–

	33,293	45,210
Less: current portion	(27,997)	(22,148)

	$5,296	$23,062

The Series I Notes are convertible into 2,873,563 common shares of the Company at any time by the holder at US$12.18 per share. Warrants exercisable to purchase 1,436,782 common shares were issued with the Series I Notes, each warrant being exercisable to purchase one common share at an initial exercise price of US$13.48 until March 29, 2010.

The Series II Note is convertible into 1,108,374 common shares of the Company at any time by the holder at US$12.18 per share. Warrants exercisable to purchase 554,187 common shares were issued with the Series II Note, with each warrant being exercisable to purchase one common share at an initial exercise price of US$13.48 until June 23, 2010.

The Series I and II Notes bear interest at a rate of 6.5% per annum payable bi-monthly. Series I and II Notes are repayable in nine equal installments commencing April 1, 2007 and August 1, 2007, respectively. The interest payments and/or repayment amounts may be paid to each Purchaser, at the Purchaser's option, in any combination of cash and/or common shares. If common shares are issued for interest payments or in repayment of the convertible notes they will be issued at a 10% discount from the weighted average trading price of the common shares on the AMEX for the five consecutive trading days immediately prior to applicable payment date. The Company has the right to defer any principal repayment in cash until a later principal repayment date. There is no limit on the length of the deferral, other than it cannot be deferred later than the final maturity date. The Company must give five (5) business days prior notice of its intention to defer principal repayments.

Commencing June 29, 2007 for Series I and September 23, 2007 for Series II, if the weighted average trading price of the common shares for each of any 25 consecutive trading days is 150% or more of the initial conversion price (as adjusted for any stock dividend or split, or similar transaction), the Company will have the right to force the Purchasers to convert all or any of the outstanding principal amount of the convertible notes at the conversion price.

5.  LONG-TERM DEBT AND CREDIT FACILITY

The Company's long-term debt is comprised of a senior credit facility with an equipment finance company. The interest rate under the loan facility is LIBOR plus 250 basis points, or 7.63% at September 30, 2007. As at September 30, 2007, the outstanding long-term debt, including current and long-term portions (net of transaction costs) was $11,410 (December 31, 2006 – $17,654). The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009.

6.  COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series A preferred shares.

(a)
The following summary sets out the activity in common shares and common share purchase warrants for the nine months ended September 30, 2007:

	September 30, 2007
	Shares	Amount

Common shares issued, beginning of period	52,947,689	$331,705
Common shares issued:
Pursuant to stock options exercised	5,000	17
Fair value of stock options exercised	–	10
To group registered retirement savings plan participants	103,415	940
For interest payments on convertible notes payable	232,775	2,008
For principal payments on convertible notes payable	1,642,596	16,350
Private placement – flow through shares (net)	550,000	5,686
Tax effect of flow-through shares	–	(1,114)

Common shares issued, September 30, 2007	55,481,475	$355,602

Common share purchase warrants, issued pursuant to terms of Series I and II convertible notes, net of issue costs – Note 6 (b)	1,990,969	8,038

Balance, September 30, 2007		$363,640

  The Company finances a portion of its exploration activities through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. At the time the Company renounces the tax attributes of the expenditures to the subscribers, share capital is reduced and future tax liabilities are increased by the estimated income tax benefits renounced.

  In February 2007, the Company completed a private placement of 550,000 flow-through shares for gross proceeds of $6,050 which must be spent on qualifying expenditures prior to December 31, 2008. As of September 30, 2007, the Company has spent $nil on qualifying expenditures.

  On June 23, 2006, the Company completed a private placement of 270,000 flow-through common shares. The gross proceeds of $3,375 must be spent on Canadian exploration expenses prior to December 31, 2007. As at September 30, 2007, the Company has spent $1,879 on Canadian exploration expenses as defined in Section 66 of the Income Tax Act (Canada).

(b)
Common Share Purchase Warrants

  Pursuant to the terms of the securities purchase agreements governing the issue of the Series I and Series II convertible notes payable, warrants to purchase 1,990,969 common shares were issued and are outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date

Series I – 1,436,782	US$13.48	March 29, 2010
Series II – 554,187	US$13.48	June 23, 2010

(c)
Restricted Share Unit Plan

  Effective December 14, 2005, the Company adopted a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit means a unit equivalent in value to the fair market value of a common share of the Company on the date of the award. During the nine months ended September 30, 2007, 18,332 restricted share units vested and were settled for a cash value of $180. As at September 30, 2007, 10,001 restricted share units are outstanding. The fair value of the restricted share units as at September 30, 2007 is $7.56 per unit and $103 has been charged to compensation expense for the nine months ended September 30, 2007.

(d)
Corporate Stock Option Plan

  The following summary sets out the activity in outstanding common share stock options for the nine months ended September 30, 2007:

	September 30, 2007
	Shares	Weighted-Average Exercise Price

Outstanding, beginning of period	360,133	$10.24
Granted	117,500	9.16
Exercised	(5,000)	3.42
Cancelled	(111,200)	10.48

Outstanding, end of period	361,433	$9.91

Options exercisable, end of period	177,800	$10.91

  The Company recognized a stock based compensation expense of $361 for the nine months ended September 30, 2007 (September 30, 2006 – $457).

(e)
Contributed Surplus

  The following summary sets out the changes in contributed surplus for the nine months ended September 30, 2007:

	2007	2006

Opening balance	$1,269	$874
Stock compensation	335	274
Equity component of convertible notes repaid	3,558	–

Balance at end of period	$5,162	$1,148

7.  STATEMENT OF CASH FLOWS

The net changes in non-cash working capital balances related to operations are as follows:

	Three Months ended September 30		Nine Months ended September 30
	2007	2006	2007	2006

Cash provided by (used in):
Concentrate awaiting settlement	$9,036	$(4,866)	$(16,228)	$(29,825)
Inventories and stockpiles	(1,214)	569	(3,024)	368
Other assets	(1,142)	(746)	24	93
Accounts payable and accrued liabilities	(1,568)	1,493	(5,943)	(271)
Taxes payable	263	186	156	(71)

	$5,375	$(3,364)	$(25,015)	$(29,706)

8.  REVENUE FROM METAL SALES

	Total	Palladium	Nickel	Platinum	Gold	Copper	Other Metals

2007
Three Months ended September 30
Revenue from metal sales – before pricing adjustments	42,674	21,323	7,236	6,605	3,080	4,087	343
Pricing adjustments:
Commodities	237	(3,696)	1,320	1,199	934	404	76
Foreign exchange	(6,419)	(2,589)	(1,519)	(1,131)	(629)	(491)	(60)

	$36,492	$15,038	$7,037	$6,673	$3,385	$4,000	$359

2006
Three Months ended September 30
Revenue from metal sales – before pricing adjustments	38,704	19,292	6,460	6,689	2,392	3,782	89
Pricing adjustments:
Commodities	2,927	379	2,739	(930)	70	491	178
Foreign exchange	(200)	73	(124)	4	(60)	(87)	(6)

	$41,431	$19,744	$9,075	$5,763	$2,402	$4,186	$261

2007
Nine Months ended September 30
Revenue from metal sales – before pricing adjustments	156,429	73,117	38,465	22,277	8,970	11,933	1,667
Pricing adjustments:
Commodities	6,957	1,494	(78)	3,194	1,050	1,074	223
Foreign exchange	(13,960)	(6,610)	(2,705)	(2,625)	(1,158)	(768)	(94)

	$149,426	$68,001	$35,682	$22,846	$8,862	$12,239	$1,796

2006
Nine Months ended September 30
Revenue from metal sales – before pricing adjustments	99,758	49,081	16,420	17,105	6,288	10,301	563
Pricing adjustments:
Commodities	10,445	3,246	3,975	1,153	519	1,337	215
Foreign exchange	(1,761)	(869)	(151)	(464)	(164)	(106)	(7)

	$108,442	$51,458	$20,244	$17,794	$6,643	$11,532	$771

9.  COMMITMENTS

(a)
Palladium and Platinum Advance Purchase Facility

  On January 19, 2007 the Company entered into a palladium and platinum advance purchase facility with Auramet Trading, LLC ("Auramet"), a precious metals merchant, providing for the sale of an average of 10,000 ounces of palladium and 500 ounces of platinum per month. The Company may not request Auramet to purchase metals after June 15, 2008 and all sales and payment prior to that date are required to be settled by December 31, 2008. Under the terms of the agreement the Company may receive advance payments not exceeding, at any time, an aggregate maximum of US$25,000. The Company pays a commitment fee of 0.5% per annum, payable monthly, on the unused portion of the facility.

  The purchase price may be fixed or provisional. For fixed pricing the Company may price at either: (i) Auramet's current market bid price at the time of the transaction, or (ii) market limit orders, as defined under the terms of the agreement. In the case of provisional pricing, it is determined based on the afternoon fixing of the London Bullion Marketing Association immediately preceding the purchase. In each case such pricing will reflect the forward value corresponding to the scheduled delivery date. Advance payments to the Company may not exceed specified values of fixed and provisionally priced platinum and palladium. Provisional prices must be fixed prior to the scheduled delivery date for such precious metals. Each advance payment will be subject to a discount equal to LIBOR plus 1.9% per annum for the period between the date the advance payment is made and the scheduled delivery date. Upon the delivery of the precious metals to Auramet, Auramet will pay to the Company the difference between the advance payment and the purchase price.

  To secure the obligations of the Company under the Agreement, the Company has granted to Auramet a security interest in, among other things, the concentrates (including the precious and base metals contained therein) mined at the Lac des Iles mine, together with the proceeds arising from the sale of the concentrate, and, by way of security, an assignment of its smelting and refining agreement.

  The balance outstanding under the advance purchase facility at September 30, 2007 is $3,990 (US$4,006).

(b)
Forward Contracts

  The Company enters into forward contracts from time to time to hedge the effects of changes in the prices of metals it produces and foreign exchange on the Company's revenues. Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales when the hedge transaction occurs. Currently, the Company does not have any forward contracts in place.

10.  ACCOUNTING CHANGES

In July 2006, the Accounting Standards Board issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes ("Section 1506"). The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. Section 1506 also requires disclosures of information relevant to assessing the possible impact of the application of a new GAAP standard on the Company's financial statements in the period of initial adoption. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes. The adoption of Section 1506 effective January 1, 2007 has had no impact on these unaudited interim consolidated financial statements.

Financial Instruments

As required by The Canadian Institute of Chartered Accountants ("CICA"), on January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3861, Financial Instruments – Disclosure and Presentation. The adoption of these new standards resulted in changes in the presentation for financial instruments as described below. As required by the implementation of these new standards, the prior period consolidated financial statements have not been restated. The principal changes in the accounting for financial instruments arising from the adoption of these accounting standards are described below.

(a)
Section 1530, Comprehensive Income

  Section 1530 requires a statement of comprehensive income, which consists of net income and other comprehensive income ("OCI"). OCI is a new requirement to temporarily present certain gains and losses from changes in fair value outside of net income. There has been no impact of this pronouncement for the period ended September 30, 2007, accordingly the Company's net income and comprehensive income are equal.

(b)
Section 3251, Equity

  Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, including the changes in equity for the period arising from OCI. Accumulated changes in OCI are included in the accumulated other comprehensive income ("AOCI") and are presented in the consolidated statements of shareholders equity and comprehensive income as a separate component of shareholders' equity. The Company has no AOCI as a result of the adoption of this new accounting pronouncement, accordingly there is no impact on the financial statements as a result of the adoption of this standard.

(c)
Section 3855, Financial Instruments – Recognition and Measurement
Section 3861, Financial Instruments – Disclosure and Presentation

  Under the new standards, financial assets and financial liabilities are initially recognized at fair value and their subsequent measurements are dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company's designation of such instruments. The standards require that all financial assets be classified either as held-for-trading, available for sale, held-to-maturity, or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held-to-maturity and available-for-sale financial assets that do not have quoted market prices in the active market. Settlement date accounting continues to be used for all financial assets, except changes in fair value between the trade date and settlement date are reflected in the consolidated statements of earnings for held-for-trading financial assets, while changes in fair value between trade date and settlement date are reflected in OCI for available-for-sale financial assets.

  Loans and receivables

  Loans and receivables are non-derivative financial assets that are initially recognized at fair value and thereafter are accounted for at cost or amortized cost.

  Other liabilities

  Other liabilities are initially recorded at fair value and thereafter are recorded at cost or amortized cost using the effective interest method and include all liabilities, other than derivatives or liabilities to which the fair value designation has been applied.

  Embedded derivatives

  Derivatives embedded in other financial instruments or contracts are separated from their host contracts and accounted for as derivatives when their economic characteristics and risk are not closely related to those of the host contract; the terms of the embedded derivatives are the same as those of the free-standing derivatives; and the combined instrument or contract is not measured at fair value, with changes in fair value recognized in income. These embedded derivatives are measured at fair value with changes therein recognized in the statement of earnings. As at September 30, 2007 and December 31, 2006, the Company has separated the early repayment call and put options on the Company's convertible notes payable. The fair value of the early repayment and put option was determined to be nominal and therefore there was no impact on the financial statements as a result of the bifurcation of these embedded derivatives.

  Classification of financial instruments

  The following is a summary of the accounting classification the Company has elected to apply to each of its significant categories of financial instruments outstanding as of January 1, 2007:

  (i)
  Concentrate awaiting settlement, net and other assets are classified as loans and receivables.

  (ii)
  All financial liabilities as other financial liabilities.

  Deferred Financing Costs

  Effective January 1, 2007, the Company records all transaction costs for financial assets and financial liabilities as a reduction of the related asset or liability. The effective interest rate method is now used to amortize these costs to operations. Previously the Company recorded such costs as deferred financing costs and amortized the related costs on a straight line basis over the term of the related asset or liability. As at January 1, 2007, the Company adjusted the carrying value of the related long-term debt and the convertible notes payable using the effective interest method. The impact was a decrease in the carrying value of the convertible notes payable of $855 and a decrease in the long-term debt of $107 and a decrease in deferred financing costs of $962.

11.  COMPARATIVE PERIOD FIGURES

Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.